UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

MORGANS HOTEL GROUP CO.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

61748W108

(CUSIP Number)

Robert P. Bermingham

The Yucaipa Companies LLC

9130 W. Sunset Boulevard

Los Angeles, California 90069

(310) 789-7200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 21, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 61748W108		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ronald W. Burkle

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,288,231 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,288,231 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,231 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* IN

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,926,229 shares issued and outstanding on March 11, 2010 as increased by the assumed exercise of the warrants.

CUSIP No. 61748W108		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Management, LLC 30-0013506

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,288,231 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,288,231 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,231 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,926,229 shares issued and outstanding on March 11, 2010 as increased by the assumed exercise of the warrants.

CUSIP No. 61748W108		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Funds, LLC 30-0013485

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,288,231 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,288,231 shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,231 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,926,229 shares issued and outstanding on March 11, 2010 as increased by the assumed exercise of the warrants.

CUSIP No. 61748W108		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, LLC 26-2119718

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 shares

	8	Shared Voting Power 3,288,231 shares(1)

	9	Sole Dispositive Power 0 shares

	10	Shared Dispositive Power 3,288,231 shares (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,288,231 shares (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 9.9% (1)

14.	Type of Reporting Person* OO

* See Instructions

(1) Beneficial ownership of common stock of the issuer through warrants to purchase an aggregate of 12,500,000 shares of the issuer’s common stock, subject to an exercise cap that limits the warrant holders from exercising such warrants to the extent that doing so would result in the warrant holders and their affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 9.9% of the issuer’s common stock based on 29,926,229 shares issued and outstanding on March 11, 2010 as increased by the assumed exercise of the warrants.

CUSIP No. 61748W108		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance Fund II, L.P. 26-2119783

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,982,298 shares(2)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,982,298 shares(2)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,982,298 shares (2)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 5.97% (2)

14.	Type of Reporting Person* PN

* See Instructions

(2) Beneficial ownership of common stock of the issuer through warrants to purchase 7,535,580 shares of the issuer’s common stock, subject to an exercise cap that limits the reporting person from exercising such warrants to the extent that doing so would result in the reporting person and its affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 5.97% of the issuer’s common stock based on an initial amount of 29,926,229 shares of common stock issued and outstanding on March 11, 2010 as increased by the assumed pro rata exercise of the warrants and other warrants held by Yucaipa American Alliance (Parallel) Fund II, L.P., another reporting person.

CUSIP No. 61748W108		SCHEDULE 13D

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Yucaipa American Alliance (Parallel) Fund II, L.P. 26-2119907

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO, WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,305,933 shares(3)

	8	Shared Voting Power 0 shares

	9	Sole Dispositive Power 1,305,933 shares (3)

	10	Shared Dispositive Power 0 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,305,933 shares (3)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 3.93% (3)

14.	Type of Reporting Person* PN

* See Instructions

(3) Beneficial ownership of common stock of the issuer through warrants to purchase 4,964,420 shares of the issuer’s common stock, subject to an exercise cap that limits the reporting person from exercising such warrants to the extent that doing so would result in the reporting person and its affiliates beneficially owning in excess of 9.9% of the issuer’s common stock.  The number of shares shown as beneficially owned represents 3.93% of the issuer’s common stock based on an initial amount of 29,926,229 shares of common stock issued and outstanding on March 11, 2010 as increased by the assumed pro rata exercise of the warrants and other warrants held by Yucaipa American Alliance Fund II, L.P., another reporting person.

CUSIP No. 61748W108	SCHEDULE 13D

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2009 (this “Schedule 13D”) by (i) Ronald W. Burkle, an individual, (ii) Yucaipa American Management, LLC, a Delaware limited liability company (“Yucaipa American”), (iii) Yucaipa American Funds, LLC, a Delaware limited liability company (“Yucaipa American Funds”), (iv) Yucaipa American Alliance Fund II, LLC, a Delaware limited liability company (“YAAF II LLC”), (v) Yucaipa American Alliance Fund II, L.P., a Delaware limited partnership (“YAAF II”), and (vi) Yucaipa American Alliance (Parallel) Fund II, L.P., a Delaware limited partnership (“YAAF II Parallel” and, together with YAAF II, the “Investors”; and the Investors, together with Mr. Burkle, Yucaipa American, Yucaipa American Funds, and YAAF II LLC, are referred to herein as the “Reporting Persons”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Morgans Hotel Group Co., a Delaware corporation (the “Company”).  The filing of any amendment to this Schedule 13D (including the filing of this Amendment No. 1) shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

The Investor Warrants issued to the Investors on October 15, 2009 have not been amended or modified in any manner.  However, because additional shares of Common Stock have been reported as outstanding on the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, as filed on March 15, 2010, the aggregate number of shares of Common Stock that may be received upon exercise of the Investor Warrants (subject to the Exercise Cap) has increased, although the percentage of the class of Common Stock has remained constant.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is hereby amended to include the following information:

On April 21, 2010 the Investors agreed to purchase $78 million aggregate principal amount of the Company’s 2.375% Senior Subordinated Convertible Notes due 2014 (the “Convertible Notes”) and purchased such Convertible Notes on April 23, 2010.  The Convertible Notes are currently not convertible into shares of Common Stock of the Company.  In order to purchase such Convertible Notes, the Investors entered into a Waiver Agreement (the “Waiver Agreement”)  with the Company as more fully described in Item 6 below.  Additionally, on April 21, 2010 the Company and Mellon Investor Services LLC (“Mellon”) amended the Company’s Amended and Restated Stockholder Protection Rights Agreement (the “Rights Agreement”), dated as of October 1, 2009, between the Company and Mellon, as Rights Agent, to exempt the ownership of the Convertible Notes by any person from the determination of the beneficial ownership of Common Stock by such person under the Rights Agreement for so long as the Convertible Notes are not acquired in the two years preceding October 17, 2014 and provided further that at the time the Convertible Notes are acquired the market price of the shares of Common Stock did not exceed the conversion rate applicable to the Convertible Notes. This description of Amendment No. 2 to the Rights Agreement is qualified in its entirety by reference to Amendment No. 2 to the Rights Agreement filed as Exhibit 1 to this Schedule 13D, which is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended to delete paragraphs (a)(i) and (a)(ii) in their entirety and replace them with the following:

(a)           (i)  YAAF II is the direct beneficial owner of 1,982,298 shares of Common Stock, and YAAF II Parallel is the direct beneficial owner of 1,305,933 shares of Common Stock based upon the Exercise Cap referred to in Item 4.  These amounts assume that the rights to exercise the Investor Warrants subject thereto are allocated on a pro rata basis as between the Investors.  However, either Investor may exercise Investor Warrants for a greater amount of shares of Common Stock, provided the Investors together do not exceed the Exercise Cap.

(ii)  Based upon the 29,926,229 shares of Common Stock outstanding as of March 11, 2010, as disclosed by the Company in its Annual Report on Form 10-K for the year ended December 31, 2009, as filed on March 15, 2010, the number of shares of Common Stock directly beneficially owned by YAAF II and YAAF II Parallel represents approximately 5.97% and 3.93% of the Common Stock, respectively, and 9.9% of the Common

CUSIP No. 61748W108	SCHEDULE 13D

Stock in the aggregate, in each case on a fully diluted basis based on the Exercise Cap referred to in Item 4.  These amounts and percentages assume that the right to exercise the Investor Warrants subject to the Exercise Cap are allocated on a pro rata basis as between the Investors.  However, either Investor may exercise Investor Warrants for a greater amount of shares of Common Stock, provided the Investors together do not exceed the Exercise Cap.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of this Schedule 13D is hereby amended to include the following information:

On April 21, 2010 the Investors agreed to purchase $78 million aggregate principal amount of the Company’s Convertible Notes and purchased such Convertible Notes on April 23, 2010.  The purchase agreement is filed as Exhibit 2 to this Schedule 13D, which is incorporated herein by reference.

In order to purchase such Convertible Notes, the Investors entered into a Waiver Agreement dated April 21, 2010.  The Waiver Agreement permits the purchase by the Investors of up to $88 million in aggregate principal amount of the Convertible Notes within six months of April 21, 2010, subject to the limitations and conditions set forth therein.  Pursuant to the Waiver Agreement, in the event an Investor proposes to sell Convertible Notes at a time when the market price of a share of Common Stock exceeds the then effective conversion rate of the Convertible Notes, the Company is granted certain rights of first refusal for the purchase of the same from the Investors.  In the event an Investor proposes to sell the Convertible Notes at a time when the market price of a share of Common Stock is equal to or less than the then effective conversion rate of the Convertible Notes, the Company is granted certain rights of first offer to purchase the same from the Investors.  This description of the Waiver Agreement is qualified in its entirety by reference to the Waiver Agreement filed as Exhibit 3 to this Schedule 13D, which is incorporated herein by reference.

In connection with the Investors entering into an agreement on April 21, 2010 to purchase certain Convertible Notes as discussed in Item 4, the Company and Mellon amended the Rights Agreement as discussed in Item 4.

CUSIP No. 61748W108	SCHEDULE 13D

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description of Exhibit

1.

Amendment No. 2, dated as of April 21, 2010, to Amended and Restated Stockholder Protection Rights Agreement, dated as of October 1, 2009, between the Company and Mellon Investor Services LLC, as Rights Agent*

2.

Letter Agreement, dated as of April 21, 2010, by and among the Investors, Harbinger Capital Partners Master Fund I, Ltd., Harbinger Capital Partners Special Situations Fund, L.P., and Credit Distressed Blue Line Master Fund, Ltd.

3.	Waiver Agreement, dated as of April 21, 2010, by and among the Company and the Investors**

*              Incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 22, 2010.

**           Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 22, 2010.

CUSIP No. 61748W108	SCHEDULE 13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 2010
RONALD W. BURKLE

	By:	/s/ Ronald W. Burkle

YUCAIPA AMERICAN MANAGEMENT, LLC

	By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN FUNDS, LLC

By: Yucaipa American Management, LLC
Its: Managing Member

		By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE FUND II, LLC

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

			By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

CUSIP No. 61748W108	SCHEDULE 13D

YUCAIPA AMERICAN ALLIANCE FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member

YUCAIPA AMERICAN ALLIANCE (PARALLEL) FUND II, L.P.

By: Yucaipa American Alliance Fund II, LLC
Its: General Partner

By: Yucaipa American Funds, LLC
Its: Managing Member

By: Yucaipa American Management, LLC
Its: Managing Member

By:	/s/ Ronald W. Burkle
Name: Ronald W. Burkle
Its: Managing Member